FILED BY KING PHARMACEUTICALS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
SUBJECT COMPANY: KING PHARMACEUTICALS, INC.
COMMISSION FILE NO.: 001-15875

THE FOLLOWING IS A QUESTION AND ANSWER EMAIL SENT TO EMPLOYEES OF KING PHARMACEUTICALS, INC. ON SEPTEMBER 17, 2004

Why is Mylan interested in acquiring King Pharmaceuticals?
Mylan, which is currently one of the leading generic pharmaceutical companies in the U.S., is focusing on the expansion of its branded business. King’s experience in branded pharmaceuticals, established sales and marketing infrastructure, and expertise in business development complements Mylan’s strengths in manufacturing, science, compliance and property management.

How many facilities does Mylan operate and where are they located?
Mylan Laboratories Inc. is headquartered in Canonsburg, Pennsylvania. The company markets a line of generic products through three subsidiaries: Mylan Pharmaceuticals Inc., located in Morgantown, West Virginia; Mylan Technologies Inc., in St. Albans, Vermont; and UDL Laboratories, Inc., in Rockford, IL. Additionally, Mylan markets branded pharmaceuticals through a fourth subsidiary, Mylan Bertek Pharmaceuticals Inc., which is located in Research Triangle Park, North Carolina. Mylan also operates a distribution center in Greensboro, North Carolina and two manufacturing sites in Puerto Rico.

How do I find out more information about Mylan Laboratories?
Information about Mylan Laboratories and its subsidiaries is available on the company’s website at www.mylan.com. Click on the icons for each subsidiary to learn more about their individual functions.

Will representatives from Mylan be visiting the Bristol facilities over the next few months? If so, will employees be notified in advance of their arrival?
Employees involved in activities related to the merger or in areas where Mylan personnel are expected to visit will normally be alerted prior to any visits.

Is King still pursuing the acquisition of products from other pharmaceutical companies?
In the months prior to the close of the proposed merger, King is operating according to established business strategies. As part of King’s business plan, the company will continue to consider advantageous acquisitions.

Is King still hiring field sales representatives?
Any vacancies in the existing field sales force are being filled according to the approval of sales leadership.

I own King stock. How do I determine how many shares of Mylan stock I will receive after the merger?
At the close of the proposed merger, each issued and outstanding share of King stock will automatically convert to nine-tenths (0.9) of a share of Mylan stock. To determine how many Mylan shares you will receive, simply multiply the number of King shares you own by 0.9. After this conversion, some employees may be entitled to “fractional” shares, for example, seven-tenths of a share (0.7 share) of Mylan stock. For fractional shares only, Mylan will pay a cash amount.

Will the current market price of either King stock or Mylan stock have any effect on the number of shares covered by, or the exercise price of, the Mylan stock options I will receive when my King stock options are converted at the merger?
No. Every King stock option outstanding at the time of the close of the merger will automatically be converted into a stock option for Mylan shares. The number of shares of Mylan stock that will be covered by the resulting Mylan stock option, and the exercise price of the resulting Mylan stock option, will be determined based on a fixed factor of 0.9.
     To determine the number of shares of Mylan stock that will be covered by the resulting Mylan stock option, multiply the number of shares of King stock covered by the King stock option by 0.9 (and round down to the nearest whole share). For example, if your King stock option immediately prior to the close of the merger covered 400 shares of King stock, following the merger you would have a Mylan stock option that covered 360 (400 x 0.9) shares of Mylan stock.
To determine the per share exercise price of the resulting Mylan stock option, divide the exercise price per share of King stock under your King stock option by 0.9 (and round up to the nearest whole cent). For example, if your King stock option had an exercise price of $9 per share, following the merger the exercise price of your resulting Mylan stock option would be $10 ($9 ÷ 0.9) per share of Mylan stock.

Can I exercise my King stock options prior to the close of the proposed merger?

To the extent your King stock option is exercisable, you can exercise it before the merger. For example, if you now have a stock option to buy 400 shares of King stock at an exercise price of $9 per share, assuming the stock option is fully exercisable, you could exercise the stock option by paying the exercise price of $3,600, and in return you would receive 400 shares of King stock. (Remember that you may be taxed on your exercise of the stock option based on the stock option’s “spread” value at the time of exercise.)
If you held those 400 shares of King stock until the close of the proposed merger, at that time you would receive 360 (400 x 0.9) shares of Mylan stock in exchange for your King stock. As described above, if you did not exercise the King option to buy 400 shares prior to the merger, you would have an option to buy 360 Mylan shares after the merger.
If your stock option is only partially exercisable before the merger, you may only exercise the exercisable portion prior to the merger. For example, if your stock option to buy 400 shares of King stock is exercisable as to one-quarter (25%) of the stock option (100 shares), you could exercise the stock option for 100 shares by paying the exercise price of $900 (100 x $9), and in return you would receive 100 shares of King stock. You would still also have a stock option for 300 shares of King stock. If you held the 100 exercised shares of King stock until the close of the proposed merger, at that time you would receive 90 (100 x 0.9) shares of Mylan stock in exchange for your King stock, and your stock options for 300 shares of King stock would be converted in to stock options for 270 shares of Mylan stock (again, for a total of 360 shares of Mylan stock).

I was granted King stock options which are scheduled to vest over a three-year period. Once the merger is complete, will those stock options vest immediately?
King stock options granted subject to a vesting schedule will be converted into Mylan stock options. Refer to the formulas described above.
Those Mylan stock options will continue to vest upon the same schedule after the closing as applied to the King stock options before the closing.  If, however, your employment is voluntarily or involuntarily terminated following the closing (other than for cause), your stock options granted under King’s option plan and outstanding at the completion of the merger will vest immediately upon your termination of employment. Options originally granted under the Jones option plan will vest immediately pursuant to King’s severance policy in the event of involuntary termination of your employment by King following the closing (other than for cause).

If an employee is severed following the merger, will he or she have to repay the tuition reimbursement he or she has received up to that point?
Employees who are approved to participate in King’s education assistance benefit program prior to the acquisition will continue to be reimbursed.  An employee who loses his or her job involuntarily (other than for cause) following the merger will still be reimbursed for courses already started. Although the overall value of your compensation and benefits package will not be reduced, taken as a whole, through 2005, any changes to the benefits package, including tuition reimbursement, will be communicated by Mylan.

What will happen to King if the proposed merger with Mylan doesn’t go through?
If, for any reason, the proposed merger is not completed, King will move forward as an independent company and remain focused on the delivery of high-quality pharmaceutical products and superior service.

In connection with the proposed transaction, King and Mylan filed with the Securities and Exchange Commission (“SEC”) a preliminary joint proxy statement/prospectus regarding the proposed transaction. In addition, King and Mylan will prepare and file with the SEC a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders of King and Mylan are urged to carefully read the definitive joint proxy statement/prospectus (when it becomes available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because those documents will contain important information about King, Mylan, the transaction and related matters. Investors and security holders may obtain those documents (and any other documents fil ed by King or Mylan with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620. The documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

King, Mylan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of King and Mylan in favor of the merger. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in pr ess releases and Forms 3 and 4 for directors and executive officers who have since joined, or departed from, Mylan. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of King, Mylan and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.